Exhibit 99.1

NUVEI ANNOUNCES COMPLETION OF
GOING PRIVATE TRANSACTION

Montréal, November 15, 2024 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI)(TSX: NVEI), the Canadian fintech company, announced today the completion of the previously announced plan of arrangement under the Canada Business Corporations Act (the “Plan of Arrangement”) pursuant to which Neon Maple Purchaser Inc. (the “Purchaser”), an entity formed by Advent International (“Advent”), acquired, directly or indirectly, all the issued and outstanding subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and together with the Subordinate Voting Shares, the “Shares”) of the Company for a price of US$34.00 per Share (the “Arrangement”).

As part of the Arrangement, Philip Fayer, certain investment funds managed by Novacap Management Inc. (collectively, “Novacap”) and Caisse de dépôt et placement du Québec (“CDPQ”) (together with entities they control directly or indirectly, collectively, the “Rollover Shareholders”) sold their Shares (the “Rollover Shares”) in exchange for a combination of cash and shares in the capital of the Purchaser or an affiliate thereof, in accordance with the terms of the Plan of Arrangement and the applicable rollover agreement entered into with each Rollover Shareholder in connection with the Arrangement. As a result of the Arrangement, the Company became a wholly-owned subsidiary of the Purchaser, of which Advent, Philip Fayer, Novacap and CDPQ hold or exercise control or direction over, directly or indirectly, approximately 46%, 24%, 18% and 12%, respectively.

Nuvei Founder & CEO Philip Fayer rolled approximately 95% of his Shares and will continue to be one of the largest shareholders in the Company. He will also continue to serve as Nuvei’s Chair and Chief Executive Officer, leading the business in all aspects of its operations, along with Nuvei’s current leadership team who have continued in their roles.

“We are excited to embark on a new chapter with Advent, Novacap and CDPQ, one focused on our long-term strategy and commitment to accelerating the revenue of our customers globally,” said Fayer. “For more than 20 years we have provided customers with mission-critical solutions they need to execute on their growth journeys. This commitment will remain the same as we continue to build deeper partnerships with our customers by providing them modern, flexible and purpose-built technology. A key part of this next phase will be the implementation of our Value Creation Plan, a comprehensive strategic exercise designed to optimize our operations as we execute on various opportunities for accelerated growth. Advent joins our long-standing investors, Novacap and CDPQ, who remain meaningful investors and believe in a dynamic and successful future for Nuvei,” concluded Fayer.

“Since 2017, we have been privileged to support Nuvei’s management in executing its ambitious global growth strategy. Together with a leadership team that continually drives innovation and builds meaningful partnerships across industries, Nuvei has established itself as a fintech leader in key verticals with sustainable, long-term growth potential. As the Company embarks on an exciting new chapter of expansion, we look forward to strengthening our collaboration and unlocking new opportunities to create lasting value for all stakeholders," said David Lewin, Lead Senior Partner at Novacap.

“Ever since our first investment in Nuvei in 2017, CDPQ is proud to have supported this Québec fintech leader at every stage of its growth, particularly through acquisitions on a global scale. We are delighted to accompany Nuvei once again as it embarks on this new chapter of its history, alongside recognized partners such as Advent, as well as existing shareholders Philip Fayer and Novacap,” said Kim Thomassin, Executive Vice-President and Head of Québec at CDPQ.

Bo Huang, Managing Director at Advent, said: “We are excited to begin this partnership and support Nuvei’s growth through investments and acquisitions to best serve its customers globally as a modern payments partner.”

Consideration for the Shares has been remitted by or on behalf of the Purchaser to TSX Trust Company as depositary under the Arrangement, and will be paid to former shareholders of the Company as soon as reasonably practicable after the date hereof (or, in the case of registered shareholders, as soon as reasonably practicable after a properly completed and signed letter of transmittal is received by the depositary together with the share certificate(s) and/or DRS Advice(s) representing Shares formerly held by them).

As a result of the completion of the Arrangement, it is expected that the Subordinate Voting Shares will be de-listed from the Toronto Stock Exchange on or about November 18, 2024 and from the Nasdaq Global Select Market on or about November 25, 2024. The Company has applied to cease to be a reporting issuer under Canadian securities laws in all Canadian jurisdictions. The Company will also deregister the Subordinate Voting Shares under the U.S. Securities Exchange Act of 1934, as amended.

Early Warning Reporting

Further to the requirements of National Instrument 62-104 Take-Over Bids and Issuer Bids and National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, the Purchaser or an affiliate thereof and Philip Fayer and certain entities controlled by Philip Fayer will file an early warning report in accordance with applicable securities laws. A copy of each of the early warning reports will be made available under Nuvei's profile on SEDAR+ at www.sedarplus.ca.

Immediately prior to closing of the Arrangement and the related transactions, AI Maple Aggregator, L.P. ("Maple Aggregator"), an entity formed by Advent with an indirect interest in the Purchaser, did not own, or exercise control or direction over, directly or indirectly, any Shares. Upon the completion of the Arrangement, Maple Aggregator, through its indirect interest in the Purchaser, controls 46% of the 66,096,274 Subordinate Voting Shares and 76,064,619 Multiple Voting Shares issued and outstanding in the capital of the Company. The consideration paid by the Purchaser for the Shares (excluding any Rollover Shares exchanged for shares in the capital of the Purchaser or an affiliate thereof) was US$34.00 per Share (equivalent to C$47.69). The Rollover Shares exchanged for shares in the capital of the Purchaser or an affiliate thereof had an implied value of US$34.00 (equivalent to C$47.69). All figures in this press release have been calculated using a US$:C$ exchange rate of 1.4027, being the daily US$:C$ exchange rate published by the Bank of Canada for November 14, 2024.

Immediately prior to closing of the Arrangement and the related transactions, Philip Fayer and certain entities controlled by Philip Fayer beneficially owned and controlled 27,857,328 Multiple Voting Shares (representing 36.62% of the issued and outstanding Multiple Voting Shares) and 124,986 Subordinate Voting Shares (representing 0.2% of the issued and outstanding Subordinate Voting Shares). In connection with the Arrangement, Philip Fayer and such entities sold their Shares directly or indirectly to the Purchaser at an implied value of US$34.00 per Share (equivalent to C$47.69) for aggregate cash proceeds of US$75,096,573 and common shares of the Purchaser or an affiliate thereof at an aggregate implied value of US$876,302,102. Following completion of the Arrangement, Philip Fayer and an entity controlled by him became shareholders of the Purchaser’s indirect parent company and no longer beneficially own or control any Shares. Mr. Fayer now indirectly owns or controls approximately 24% of the equity in the resulting private company. Further information and a copy of the early warning report of Philip Fayer may be obtained by contacting:

Chris Mammone
Head of Investor Relations
Nuvei Corporation
IR@nuvei.com
310.654.4212

About Nuvei

Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei's modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 50 markets, 150 currencies and 720 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “Forward-looking information”) within the meaning of applicable securities laws. This Forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all Forward-looking information contains these terms and phrases. Particularly, statements with respect to the delisting of the Subordinate Voting Shares from the Toronto Stock Exchange and from the Nasdaq Global Select Market, the Company ceasing to be a reporting issuer under applicable Canadian securities laws and the deregistration of the Subordinate Voting Shares under the U.S. Securities Exchange Act of 1934, as amended, are Forward-looking information.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain Forward-looking information. Statements containing Forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management, and although the Forward-looking information contained herein is based upon what management believes are reasonable assumptions, readers are cautioned against placing undue reliance on this information since actual results may vary from the Forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-looking information. These risks and uncertainties include, but are not limited to, the possibility that the Subordinate Voting Shares will not be delisted from the Toronto Stock Exchange or the Nasdaq Global Select Market within the timing currently contemplated, that the Subordinate Voting Shares may not be delisted at all, due to failure to satisfy, in a timely manner or otherwise, conditions necessary for the delisting of the Subordinate Voting Shares or for other reasons, and that the Company’s application to cease to be a reporting issuer under applicable Canadian securities laws may not be accepted or may be delayed.

Consequently, all of the Forward-looking information contained herein is qualified by the foregoing cautionary statements. Unless otherwise noted or the context otherwise indicates, the Forward-looking information contained herein represents the Company’s expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, the Company disclaims any intention or obligation or undertaking to update or amend such Forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

For further information please contact:

Investors

Chris Mammone, Head of Investor Relations
IR@nuvei.com

Media

alex.hammond@nuvei.com

NVEI-IR